EXHIBIT A

                                                              September 23, 2004


Intermix Media, Inc.
6060 Center Drive, Suite 300
Los Angeles, CA 90045
Attention: Richard M. Rosenblatt, Chief Executive Officer

Dear Mr. Rosenblatt:

      As representative of Freemyspace, LLC, I am submitting this proposal to acquire a controlling interest in Intermix Media, Inc. on the terms and conditions described below. We are aware of the pending acquisition of Intermix by Fox Interactive Media, Inc., but we believe the transaction described in this letter provides significantly greater value to the Intermix stockholders and we trust the Intermix Board of Directors will agree once they have reviewed the terms of our proposal. Freemyspace LLC is a company that will be formed and to which I intend to transfer all of my shares of Intermix.

     The financial terms of our offer are as follows:

     o Our price per share is $13.50, a substantial premium over the Fox Interactive price.

     o The number of shares we will purchase from the current stockholders of Intermix will be approximately one-half of the number of currently outstanding shares of Intermix not owned by us. We have flexibility regarding how the acquisition will be structured. We are willing to structure this as a tender offer for the appropriate number of shares, in which each of the current stockholders of Intermix, at such holder's option, would be able to sell to us at least one-half of such holder's shares. (For example, we currently own approximately 10% of the Intermix shares, leaving 90% owned by stockholders other than us, so we would offer to purchase up to an additional 45% of the outstanding shares.) Alternatively, we could structure this as a merger or recapitalization in which each current stockholder will receive a fixed amount of cash and stock. We are willing to explore any of these structures with you.

     o Shareholders will retain an equity position in Intermix, if we structure the transaction as a tender offer or recapitalization, or in the newco entity (which will be a public reporting company) if we structure the transaction as a merger. Under either structure, this will enable the current public stockholders to continue to participate in the future performance of MySpace.com, Inc.

     o We will make an equity investment in the common stock of Intermix sufficient to fund the exercise of the option for Myspace.com, Inc., at the $13.50 per share price. This would enable the stockholders to benefit from the ownership of MySpace.com as a wholly-owned subsidiary of Intermix. The timing of our transaction will not impact the consummation of the Myspace.com acquisition by February 2006.

We find the terms of Section 6.2 to the Agreement and Plan of Merger by and among Intermix Media, Inc., Fox Interactive Media, Inc., Project Ivory Acquisition Corporation and News Corporation dated as of July 18, 2005 to be unclear with respect to the treatment of our offer. While we would prefer to retain Intermix Media as the surviving company in our transaction, if it is necessary for us to acquire at least 75% of the outstanding common stock in order to constitute a `Superior Proposal', we are willing and able to structure our transaction as a merger that will satisfy this condition.

      We believe our offer is superior to the offer from Fox Interactive because the Fox Interactive offer undervalues the shares of Intermix, especially in light of the most recently announced user statistics related to MySpace.com. The continued significant improvement in the MySpace.com business, and in the sector generally, support our view that continued growth in the sector is not only possible but probable. In addition, the Fox Interactive offer was at the low end of the range of fair prices set forth in the fairness opinions referred to in the Intermix proxy statement. We believe that the value of MySpace.com has increased since the Fox Interactive agreement was signed, particularly in light of the surge in the MySpace.com business and in the sector generally. Accordingly, we believe that our offer of cash payments to the current Intermix stockholders (other than ourselves) at a price higher than the Fox Interactive offer coupled with the continued participation in the MySpace.com business contemplated in our offer add up to proposal to stockholders that is clearly superior proposal to the Fox Interactive offer.

      We would also like to advise you that certain significant Intermix stockholders have advised us that they support our proposal, and specifically prefer our proposal to the Fox Interactive proposal. With respect to financing, we do not expect to incur any debt in order to fund our transaction. We have obtained indications of interest from several private equity investment firms (who are not currently stockholders) that they would be willing to participate with us as equity investors; however, they will need access to more detailed financial data regarding Intermix before these investors can provide definitive agreements. Because the potential investors have already reviewed the publicly available information regarding Intermix, we expect that if we are given access to the management and appropriate employees of Intermix this information can be compiled and reviewed in a matter of days.

      We have the resources standing by to conduct an expedited due diligence review of Intermix, to prepare the necessary documentation and to negotiate and consummate the transaction on an expedited basis. In terms of documentation, we would anticipate relying generally on the representations, warranties, conditions and covenants previously negotiated with Fox Interactive, however there would need to be adjustments made to reflect the different structural and financial terms of our offer. We have obtained all necessary internal approvals required for us to execute, deliver and perform transaction agreements, and we do not believe we will require any governmental approvals in connection with the transaction other than a Hart Scott Rodino filing. We do not foresee any delay resulting from the Hart Scott Rodino antitrust review. We expect the Freemyspace transaction can be negotiated, signed and closed within 60 days.

      Thank you for your consideration of our offer. If you require any clarifications regarding this offer, please contact the undersigned at:

            Jay Schifferli of Kelley
            Drye & Warren LLP
            703-918-2394
            Telephone:

      We very much look forward to proceeding further with our proposed transaction, and we are prepared to do so at your earliest convenience.





                                       2